                                                                       EXHIBIT 6

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER U.S. WIRE SERVICES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAWS.

ATTENTION BUSINESS/FINANCIAL EDITORS:

HAWKER RESOURCES INC. RELEASES FIRST QUARTER RESULTS

Calgary, May 30, 2003, Hawker Resources Inc. (formerly SYNSORB Biotech Inc.) (HKR-TSE) announces its financial results for the first quarter 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2003 and the audited financial statements and MD&A for the year ended December 31, 2002.

Prior to 2002, SYNSORB Biotech Inc. ("SYNSORB") conducted pharmaceutical drug development with respect to SYNSORB Cd(R) for the prevention of recurrent C.difficile associated diarrhea. On December 10, 2001 SYNSORB terminated development of SYNSORB Cd(R) including its phase III clinical trials. Subsequent to December 10, 2001 SYNSORB had no drug in active development. At the Annual and Special Meeting of SYNSORB shareholders held April 3, 2003, shareholders approved the planned conversion of the company into an oil and gas enterprise and changed the company's name to Hawker Resources Inc. ("Hawker" or "the Company").

REVENUE

For the three months ended March 31, 2003, the Company recorded total revenue of $378,000 compared to $132,000 for the three months ended March 31, 2002.

Interest income for the first quarter of 2003 was $3,000 as compared with $25,000 for the first quarter of 2002. This decrease was a result of the lower average cash on hand balances in the first quarter of 2003 compared to the same period in 2002.

Other revenue received by the Company during the first quarter of 2003 related to an exclusive license agreement of certain of its patents regarding toxin binding sugars. Pursuant to this license agreement, the Company received net proceeds of $375,000. Other revenue received during the first quarter of 2002 of $107,000 related to a milestone payment received by the Company with respect to the previous sale of its INH Technologies Inc. subsidiary. No milestone payments were received in the first quarter of 2003.

OPERATING EXPENSES

Operating expenses totaled $476,000 for the three months ended March 31, 2003 as compared with $191,000 for the three months ended March 31, 2002. The increase in operating expenses for the first quarter of 2003 was due to increased insurance costs for the Company and professional fees related to the conversion of the Company into an oil and gas enterprise.

INTEREST EXPENSE

There was no interest paid on long-term debt for the quarter ended March 31, 2003 as compared with $71,000 for the quarter ended March 31, 2002. The decrease in interest expense reflects the repayment in early 2002 of the Company's outstanding debt.

MAINTENANCE OF PATENTS

Costs incurred to maintain existing patents of the Company are expensed as incurred. For the three months ended March 31, 2003, $11,000 was incurred for maintenance of patents, a decrease of 88% from the $95,000 incurred for the three months ended March 31, 2002. This decrease was due to a reduction in the number of patents maintained by the Company.

AMORTIZATION

Amortization for the quarter ended March 31, 2003 was $2,000 as compared with $20,000 for the same period in 2002. This decrease is a result of the reduced carrying value of the depreciable capital assets due to the asset disposals that occurred during the year ended December 31, 2002.

CAPITAL EXPENDITURES AND CAPITAL ASSET DISPOSALS

There were no capital expenditures in the either the first quarter of 2003 or the first quarter of 2002. During the three months ended March 31, 2003, the Company sold most of its manufacturing equipment for net proceeds of $939,000. During the three months ended March 31, 2002, the Company sold minor capital assets for net proceeds of $4,000. The lack of capital expenditures and the sale of capital assets in both 2003 and 2002 reflects the wind-down of the biotech operations of the Company.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2003, the Company's cash position was $1,430,000 and its working capital position was $1,365,000 compared to December 31, 2002 balances of $289,000 and $412,000, respectively. As at March 31, 2003 and December 31, 2002, the Company had no long-term or short-term debt.

The Company's primary source of liquidity during the first quarter of 2003 was the liquidation of its assets and the license of certain of its patents. The Company continues to market its building and related land as commercial premises. The Company also holds miscellaneous intellectual property rights with respect to certain drug technologies, which it may license, dispose of or abandon. No assurance can be given as to whether any additional assets can be disposed of or what, if any, proceeds can or will be received with respect thereto.

On April 3, 2003, the Company closed financing agreements entered into effective March 7, 2003 with unrelated parties. Under the agreements, the Company issued by way of private placement the following: 75,000 common shares for $45,364; 430,493 Series A Debentures for $3,616,141; 430,493 Series A Warrants for $11,873; 2,152,465 voting preferred shares for $6,196; 3,874,437 non-voting preferred shares for $11,153. Each Series A Warrant will entitle the holder thereof to purchase five common shares and nine Class A shares on the concurrent surrender of the warrant, five voting preferred shares, nine non-voting preferred shares and one Series A Debenture. The proceeds of the debentures along with an additional $460,000 of the Company's cash have been pledged as security for repayment of the debentures. Accordingly, the private placement will not be a source of additional capital resources and liquidity to the Company until the warrants issued in the private placement are exercised and the proceeds received as additional equity capital.

Also on April 3, 2003, the board of directors of the Company ratified the acquisition of all of the shares of 1022971 Alberta Ltd. ("1022971") for a nominal amount and the Company was assigned an option to purchase up to 49% of certain oil and gas properties for $67.1 million.

On April 30, 2003, 1022971 obtained a bank loan for $120,000,000 to acquire all of the shares of Southward Energy Ltd. ("Southward"). Immediately thereafter on April 30, 2003, Southward sold its oil and gas properties, excluding a 1% undivided interest in certain properties and a 100% interest in related seismic, to an independent third party for gross proceeds of $164,631,000. The gross proceeds were used to repay the bank loan obtained to acquire the shares and bank indebtedness of Southward.

On May 28, 2003, the Company obtained an extendable revolving term credit facility amounting to $28,000,000 that bears interest at rates varying from Canadian prime rate or U.S. base rate of such bank to the Canadian prime rate or U.S. base rate plus 30 basis points, payable monthly in arrears.

Pursuant to an underwriting agreement dated May 29, 2003, the Company proposes to raise net proceeds of $41.9 million through the issue and sale of 14,286,000 common shares. It is expected that the closing of the share offering will take place on or about June 12, 2003, and in any event not later than July 10, 2003. The Company will use $39.1 million of the net proceeds from the offering, together with up to $28 million of debt financing, to exercise the purchase option described above. The remainder of the net proceeds will be added to working capital and used for general corporate purposes.

Immediately after the issuance of a receipt for the prospectus offering the Company's common shares for sale and issue, the warrants described above are to be exercised and the holder will be issued five common shares and nine Class A shares upon the surrender of five voting preferred shares, nine non-voting preferred shares and one Series A Debenture. Upon such an event $4,105,362 currently held as security on the Series A Debentures will be released and available for general corporate purposes.

The oil and gas industry is capital intensive and the Company is likely to require significant additional capital resources in order to succeed in the oil and gas sector. At present, the Company has not identified any source of these additional capital resources and it is unlikely that such resources would be available to it unless particular oil and gas assets are identified to be acquired.

The Company's ability to raise additional capital will depend upon a number of factors, such as general economic conditions and conditions in the oil and gas industry, that are beyond its control. If additional capital is required and is not available to the Company on acceptable terms, the Company's financial condition and prospects may be impaired.

HAWKER RESOURCES INC.

(Formerly SYNSORB Biotech Inc.)

BALANCE SHEETS

AS AT

------------------------------------------------------------------------------------------------
                                                                      MARCH 31         December
(in thousands of dollars)                                               2003             2002
------------------------------------------------------------------------------------------------
                                                                    (UNAUDITED)        (audited)
ASSETS

CURRENT
   Cash and cash equivalents                                        $    1,430        $      289
   Accounts receivable                                                      29                27
   Prepaids                                                                 50               176
------------------------------------------------------------------------------------------------
                                                                         1,509               492

CAPITAL ASSETS                                                           2,582             3,523

------------------------------------------------------------------------------------------------
                                                                    $    4,091        $    4,015
================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
   Accounts payable and accrued liabilities                         $      144        $       80

ALBERTA HERITAGE FOUNDATION GRANT                                          387               387

SHAREHOLDERS' EQUITY (Note 4)
    Share capital                                                       12,864            12,741
    Deficit                                                             (9,304)           (9,193)
------------------------------------------------------------------------------------------------
                                                                         3,560             3,548

------------------------------------------------------------------------------------------------
                                                                    $    4,091        $    4,015
================================================================================================

See accompanying notes

HAWKER RESOURCES INC.

(Formerly SYNSORB Biotech Inc.)

STATEMENTS OF EARNINGS (LOSS) AND DEFICIT
THREE MONTHS ENDED MARCH 31

----------------------------------------------------------------------------------------------
(in thousands of dollars, except per share amounts)                    2003            2002
----------------------------------------------------------------------------------------------
                                                                    (UNAUDITED)    (unaudited)
REVENUE
    Interest income                                                  $      3        $     25
    Other                                                                 375             107
---------------------------------------------------------------------------------------------
                                                                          378             132

EXPENSES
   Operating                                                              476             191
   Interest on long-term debt                                               -              71
   Maintenance of patents                                                  11              95
   Amortization                                                             2              20
---------------------------------------------------------------------------------------------
                                                                          489             377
---------------------------------------------------------------------------------------------

LOSS BEFORE THE FOLLOWING                                                (111)           (245)

GAIN ON SALE OF ONCOLYTICS SHARES (Note 3)                                  -           4,077

SHARE OF LOSS FROM EQUITY INVESTMENT IN ONCOLYTICS                          -            (314)

---------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) FOR THE PERIOD                                       (111)          3,518

DEFICIT, BEGINNING OF PERIOD                                           (9,193)        (72,855)
---------------------------------------------------------------------------------------------

DEFICIT, END OF PERIOD                                               $ (9,304)       $(69,337)
=============================================================================================

BASIC AND DILUTED NET EARNINGS (LOSS) PER COMMON SHARE (Note 4)      $  (0.02)       $   0.71
=============================================================================================

See accompanying notes

HAWKER RESOURCES INC.

(Formerly SYNSORB Biotech Inc.)

STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31

----------------------------------------------------------------------------------------------
(in thousands of dollars)                                               2003           2002
----------------------------------------------------------------------------------------------
                                                                    (UNAUDITED)    (unaudited)
OPERATING ACTIVITIES
Net earnings (loss) for the period                                    $  (111)       $ 3,518
  Add non-cash items
      Amortization                                                          2             20
      Gain on sale of Oncolytics shares (Note 3)                            -         (4,077)
      Share of loss from equity investment in Oncolytics                    -            314
--------------------------------------------------------------------------------------------
                                                                         (109)          (225)
Increase in accounts receivable                                            (2)           (13)
Decrease in prepaid expenses                                              126             70
Increase (decrease) in accounts payable and accrued liabilities            64         (2,930)
--------------------------------------------------------------------------------------------
                                                                           79         (3,098)
--------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
      Proceeds from sale of capital assets                                939              4
      Proceeds from sale of Oncolytics shares (Note 3)                      -          5,483
--------------------------------------------------------------------------------------------
                                                                          939          5,487
--------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
      Common shares issued on exercise of options                         123              -
      Repayment of long-term debt                                           -         (5,910)
--------------------------------------------------------------------------------------------
                                                                          123         (5,910)
--------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        1,141         (3,521)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                            289          5,841
--------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                              $ 1,430        $ 2,320
============================================================================================

Cash interest paid                                                          -             71
Cash interest received                                                      2             24
Cash taxes paid                                                             -             10

See accompanying notes

HAWKER RESOURCES INC.

(Formerly SYNSORB Biotech Inc.)

NOTES TO FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2003 AND 2002

1.  NATURE OF OPERATIONS

      Prior to 2002, SYNSORB Biotech Inc. ("SYNSORB") conducted pharmaceutical drug development with respect to SYNSORB Cd(R) for the prevention of recurrent C.difficile associated diarrhea. On December 10, 2001 SYNSORB terminated development of SYNSORB Cd(R) including its phase III clinical trials. Subsequent to December 10, 2001 SYNSORB had no drug in active development. At the Annual and Special Meeting of SYNSORB shareholders held April 3, 2003, shareholders approved the planned conversion of the company into an oil and gas enterprise and changed the company's name to Hawker Resources Inc.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The interim financial statements of Hawker Resources Inc. ("Hawker" or "the Company") have been prepared following the same accounting policies and methods of computation as the financial statements of the Company as at December 31, 2002. The interim financial statements contain disclosures which are supplemental to the Company's annual financial statements. Certain disclosures, which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. The interim financial statements should be read in conjunction with the Company's financial statements and notes thereto for the year ended December 31, 2002.

3.  INVESTMENTS

      During the period ended March 31, 2002, the Company sold 1,530,800 common shares in Oncolytics Biotech Inc. ("Oncolytics") for net proceeds of $5,483,000 resulting in a gain on sale of $4,077,000. As at March 31, 2003 and December 31, 2002 the Company did not hold any common shares of Oncolytics.

4.  SHARE CAPITAL

      COMMON SHARES

                                                                  MARCH 31, 2003
--------------------------------------------------------------------------------------------
                                                      NUMBER OF SHARES     AMOUNT (IN 000's)
--------------------------------------------------------------------------------------------
Balance at January 1, 2003                                4,959,937            $  12,741
Issued for cash on exercise of options and warrants         175,000                  123
----------------------------------------------------------------------------------------
Balance at March 31, 2003                                 5,134,937            $  12,864
========================================================================================

      Reference is made to Note 5 with respect to the issue of common shares and convertible warrants.

      STOCK OPTIONS

                                                                    MARCH 31, 2003
--------------------------------------------------------------------------------------------
                                                                            WEIGHTED AVERAGE
                                                                            EXERCISE PRICE
                                                            SHARES                $
--------------------------------------------------------------------------------------------
Outstanding at January 1, 2003                             330,565                9.80
Granted                                                          -                   -
Exercised                                                 (175,000)               0.70
Expired                                                    (12,500)              87.20
Forfeited                                                        -                   -
--------------------------------------------------------------------------------------
Outstanding at March 31, 2003                              143,065               14.16
======================================================================================
Options exercisable at March 31, 2003                      141,565               14.21
======================================================================================

      On April 3, 2003, stock options to acquire 100,000 shares were exercised to reduce the number of options outstanding to 43,065.

      PER SHARE AMOUNTS

      Earnings (loss) per common share calculations are based on earnings (loss) for the period as the numerator in the calculation and the weighted average number of common shares outstanding during the period (March 31, 2003: 4,966,881; March 31, 2002: 4,959,937) as the denominator. For the period ended March 31, 2003, options to purchase 143,065 common shares at an average price of $14.16 and warrants for the purchase of 10,625 common shares at a price of $36.00 were not included in the computation of diluted earnings per share because the exercise price of the options and warrants was greater than the average market price of the common shares. For the period ended March 31, 2002, options to purchase 165,679 common shares at an average price of $41.28 and warrants for the purchase of 15,625 common shares at a price of $42.40 were not included in the computation of diluted earnings per share because the exercise price of the options and warrants was greater than the average market price of the common shares. Per share amounts for March 31, 2002 have been restated to reflect the share consolidation that took place in May 2002.

5.  SUBSEQUENT EVENTS

(a) On April 3, 2003, stock options to acquire 100,000 common shares at $0.70 were exercised.

(b) On April 3, 2003, the Company closed financing agreements entered into effective March 7, 2003 with unrelated parties. Under the agreements, the Company issued by way of private placement the following: 75,000 common shares for $45,364; 430,493 Series A Debentures for $3,616,141; 430,493
    Series A Warrants for $11,873; 2,152,465 voting preferred shares for $6,196; 3,874,437 non-voting preferred shares for $11,153. The proceeds of the debentures along with an additional $460,000 of the Company's cash have been pledged as security for repayment of the debentures.

          Each Series A Warrant will entitle the holder thereof to purchase five common shares and nine Class A shares on the concurrent surrender of the warrant, five voting preferred shares, nine non-voting preferred shares and one Series A Debenture.

          Concurrent with the closing of the financing agreements, the Company issued 148,798 common shares with an attributed value of $90,000 to an unrelated party in payment of a success fee.

(c) Also on April 3, 2003, the board of directors of the Company ratified the acquisition of all of the shares of 1022971 Alberta Ltd. ("1022971") for a nominal amount and the Company was assigned an option to purchase up to 49% of certain oil and gas properties for $67.1 million.

(d) On April 30, 2003, 1022971 obtained a bank loan for $120,000,000 to acquire all of the shares of Southward Energy Ltd. ("Southward"). Immediately thereafter on April 30, 2003, Southward sold its oil and gas properties, excluding a 1% undivided interest in certain properties and a 100% interest in related seismic, to an independent third party for gross proceeds of $164,631,000. The gross proceeds were used to repay the bank loan obtained to acquire the shares and bank indebtedness of Southward.

(e) On May 28, 2003, the Company obtained an extendable revolving term credit facility amounting to $28,000,000 that bears interest at rates varying from Canadian prime rate or U.S. base rate of such bank to the Canadian prime rate or U.S. base rate plus 30 basis points, payable monthly in arrears.

(f) Pursuant to an underwriting agreement dated May 29, 2003, the Company proposes to raise net proceeds of $41.9 million through the issue and sale of 14,286,000 common shares. It is expected that the closing of the share offering will take place on or about June 12, 2003, and in any event not later than July 10, 2003. The Company will use $39.1 million of the net proceeds from the offering, together with up to $28 million of debt financing, to exercise the purchase option described in (c) above. The remainder of the net proceeds will be added to working capital and used for general corporate purposes.

    Immediately after the issuance of a receipt for the prospectus offering the Company's common shares for sale and issue, the warrants described in (b) above are to be exercised and the holder will be issued five common shares and nine Class A shares upon the surrender of five voting preferred shares, nine non-voting preferred shares and one Series A Debenture.

Hawker is an Alberta-based corporation engaged in the business of exploring for and developing oil and natural gas reserves in western Canada and acquiring oil and natural gas properties. Hawker's common shares are listed on the Toronto Stock Exchange under the symbol "HKR."

For further information please contact:

Mr. David Tuer, President & CEO
Phone: (403) 294-0067

or

Mr. Barry Herring, Vice President & CFO
Phone (403) 444-3330

ADVISORY: The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. Certain information regarding the company, including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated. The company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contemplated by the forward-looking statements.